FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of            September, 2004

TECHNOPRISES LTD.

(formerly known as BVR Technologies Ltd.)

(Translation of Registrant’s name into English)

Raoul Wallenberg 12, Ramat Hachayal, Tel Aviv 69719 Israel

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

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This Form 6-K consists of the following three items:

1. Araneo Closing

Technoprises Ltd., an Israeli corporation (the “Company”) has completed the previously announced acquisition of Araneo Ltd., an Israeli corporation (“Araneo”) for a purchase price of $2 million, payable in ordinary shares of the Company at a per share price of $0.25.

Araneo provides a high-performance user-friendly consumer IP TV box that maintains the television experience by transparently connecting TV to the Internet. The device, using advanced innovative technology, was designed for use in broadband settings that allow for the delivery of TV and video through broadband connections. The box also allows incumbent communications companies the ability to offer “broadcast over IP” to their customers. Using the Araneo box, traditional phone companies can broaden their product offerings to offset decreases in their established voice and data customer base due to similar data and voice offerings by cable companies and providers.

A key competitive feature of the Araneo product, which began shipping earlier this year, is its high performance and low-cost, which makes it a viable alternative for today’s cost-sensitive TV and delivery market. Araneo has manufacturing agreement with IBM and licensing agreement with BMK.

2. Distribution of Proxy Material

Attached hereto is a copy of the proxy material that has been mailed to the shareholders of the Company in connection with an Annual Meeting of Shareholders to be held on September 13, 2004.

3. Lucent Contract Issues

The Company has notified Lucent that Lucent has failed to comply with its obligations under the Licensing and Development Agreement to provide the Company with a deliverable 1.0 DOCSIS CMTS product which meets certain industry standards. Lucent has advised the Company that the Company has failed to comply with certain obligations under the Agreement. The Company is engaged in discussions with Lucent on this matter. The Company is also considering other alternatives regarding the technology needed for its CMTS product.

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[Form 6-K Signature Page]

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNOPRISES LTD.
(Registrant)

Dated: September 7, 2004	By:	/S/ Adam Ofek
Adam Ofek
President

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TECHNOPRISES LTD.

(Formerly known as BVR Technologies Ltd.)

NOTICE OF ANNUAL MEETING OF THE

SHAREHOLDERS (the “MEETING”)

Notice is hereby given that an Annual General Meeting of the Shareholders of Technoprises Ltd. (the "Company" or "Technoprises") will be held at the offices of the Company, 12 Raoul Wallenberg St., Tel Aviv, Israel, on Monday, September 13, 2004, at 5:00 p.m. (local time) to approve and act on the following proposals:

Proposal 1

To ratify and approve the appointment of Prosper Abitbol (“Prosper”), the Company’s Chairman, as the Company’s Chief Executive Officer, to the maximal period allowed under the Israeli Companies Law-1999 (the “Law”).

The Company’s Board of Directors approved the above resolution.

The above resolution requires the affirmative vote of more than fifty percent (50%) of the shares represented at the Meeting, present in person or by proxy, and voting thereon, provided that at least 1/3 of the votes in favor of the resolution are of shareholders who are not Controlling Shareholders (as such term is defined in the Law) (abstained votes shall not be counted for such purpose) (“the Non Controlling Shareholders Present”) (the abstained votes shall not be counted for such purpose).

Proposal 2

To ratify, approve and authorize the Company to enter into an employment agreement with Prosper, pursuant to which Prosper will serve as the Company’s CEO and will be entitled to a monthly salary and other benefits at an aggregate monthly employment cost to the Company of $12,500 (to be paid against a tax invoice). Such employment costs will be paid effective as of June 20, 2004; provided however, that the monthly compensation shall not exceed $8,000 until such time as the Company shall have completed the registration of the ordinary shares that were sold to investors in March and April 2004. Prosper will be paid the deferred amounts retroactively following the completion of the above mentioned shares' registration by cash or shares as will be decided by the Board of Directors based on the Company's cash flow.

The Company’s Audit Committee and Board of Directors approved the above resolution.

The above resolution requires the affirmative vote of more than fifty percent (50%) of the shares represented at the Meeting, present in person or by proxy, and voting thereon, provided that/; (i) at least 1/3 of the votes in favor of the resolution are of shareholders who are not Controlling Shareholders (as such term is defined in the Law) (abstained votes shall not be counted for such purpose) (“the Non Controlling Shareholders Present”); or (ii) the aggregate votes against the resolution out of the Non Controlling Shareholders Present shall not exceed 1% of the aggregate voting rights in the Company.

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Proposal 3

To authorize the Company to enter into an employment agreement with Adam Ofek (“Adam”), pursuant to which Adam will serve as the Company’s President and will be entitled to a monthly salary and other benefits at an aggregate employment cost to the Company of $10,000 (to be paid against a tax invoice). Such employment costs will be paid effective as of June 20, 2004; provided however, that the monthly compensation shall not exceed $6,500 until such time as the Company shall have completed the registration of the ordinary shares that were sold to investors in March and April 2004. Adam will be paid the deferred amounts retroactively following the completion of the above mentioned shares' registration by cash or shares as will be decided by the Board of Directors based on the Company's cash flow.

The Company’s Audit Committee and Board of Directors approved the above resolution.

The above resolution requires the affirmative vote of more than fifty percent (50%) of the shares represented at the Meeting, present in person or by proxy, and voting thereon, provided that/; (i) at least 1/3 of the votes in favor of the resolution are of shareholders who are not Controlling Shareholders (as such term is defined in the Law) (abstained votes shall not be counted for such purpose) (“the Non Controlling Shareholders Present”); or (ii) the aggregate votes against the resolution out of the Non Controlling Shareholders Present shall not exceed 1% of the aggregate voting rights in the Company.

Proposal 4

To ratify and approve payment of monthly management fees to the Company’s Chairman at the aggregate amount of $5,000 (the “Chairman Management Fees”), commencing as of June 2004. The Chairman Management Fees are allocated as follows: $2,500 for the services as the Chairman of the Company, $1,000 as for the services as the Chairman of TCM, $1,000 for the services as Chairman of EVR and $500 for the services as Chairman of Araneo (which will be effective only following the appointment as Chairman of Araneo). The Audit Committee and the Board of Directors of the company may resolve, based on the Chairman's performance and achievement and the company’s cash flow to increase the Chairman's Management Fees, once every six months and/or to grant bonuses based on achievements.

Payment of the Chairman Management Fees with respect to services related to the subsidiaries will be subject to payment of the respective amounts detailed above to the Company, by the respective subsidiaries listed above. The Chairman Management Fees will be paid effective as of June 20, 2004.

The current Chairman of the Company and all of the abovementioned subsidiaries is Prosper.

The Company’s Audit Committee and Board of Directors approved the above resolution

The above resolution requires the affirmative vote of more than fifty percent (50%) of the shares represented at the Meeting, present in person or by proxy, and voting thereon, provided that/; (i) at least 1/3 of the votes in favor of the resolution are of shareholders who are not Controlling Shareholders (as such term is defined in the Law) (abstained votes shall not be counted for such purpose) (“the Non Controlling Shareholders Present”); or (ii) the aggregate votes against the resolution out of the Non Controlling Shareholders Present shall not exceed 1% of the aggregate voting rights in the Company.

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Proposal 5

To ratify and approve payment of monthly management fees to the Company’s Executive Corporate Director at the amount of $1,500 (the “Executive Director Management Fees”), commencing as of June 2004. The Audit Committee and the Board of Directors of the Company may resolve, based on the Executive Corporate Director's performance and achievement and the company’s cash flow to increase Executive Corporate director's Management Fees, once every six months and/or to grant bonuses based on achievements.

The current Executive Corporate Director of the Company is Adam.

The Company’s Audit Committee and Board of Directors approved the above resolution.

The above resolution requires the affirmative vote of more than fifty percent (50%) of the shares represented at the Meeting, present in person or by proxy, and voting thereon, provided that/; (i) at least 1/3 of the votes in favor of the resolution are of shareholders who are not Controlling Shareholders (as such term is defined in the Law) (abstained votes shall not be counted for such purpose) (“the Non Controlling Shareholders Present”); or (ii) the aggregate votes against the resolution out of the Non Controlling Shareholders Present shall not exceed 1% of the aggregate voting rights in the Company.

Proposal 6

To ratify and approve that the compensation of the Company’s External Directors – Yossy Zaykovsky (“Yossy”) and Leah Siegel (“Leah”) - shall be paid by the Company based on a Relative Compensation rate set forth in Section 8 (a) of the Israeli Companies Regulations (Rules Regarding Compensation and Expenses for External Director) 2000. The current compensation shall be as follows:

a)	Monthly fee of $750 plus VAT (if applicable).

b)	$300 plus VAT (if applicable) for every Board or Audit Committee meeting in which the External Director participates.

c)	Upon finalization and approval of the Company's Option Plan by the Board, each of the External Directors of the company will be granted with 520,000 options to purchase Ordinary Shares of the Company, with a three-year vesting period. These granted Options will be based on the terms of the Company's Option Plan.

The Company’s Audit Committee and Board of Directors approved the above resolution.

The above resolution requires the affirmative vote of more than fifty (50%) of the shares represented at the Meeting, in person or by proxy, and voting thereon.

Proposal 7

To ratify and approve that the compensation to be paid by the Company to the Company’s Independent Directors and any other directors excluding Prosper, Adam or the External Directors, in consideration for their services as directors of the company shall be as follows (i.e. currently: Jerry Cahn (“Jerry”), Michel Habib (“Michel”) & Stephen J. Kohn (“Stephen”):

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a)	Monthly fees of $750 plus VAT (if applicable).

b)	$300 plus VAT (if applicable) for every Board or Audit Committee meeting in which a director participates.

c)	Upon finalization and approval of the Company's Option Plan by the Board, each of the abovementioned directors and the Secretary of the company will be granted with 520,000 options to purchase Ordinary Shares of the Company, with a three-year vesting period. Such options will be granted under the terms of the Company's Option Plan and only following its approval.

The Company’s Audit Committee and Board of Directors approved the above resolution.

The above resolution requires the affirmative vote of more than fifty (50%) of the shares represented at the Meeting, in person or by proxy, and voting thereon.

Proposal 8

To ratify and approve that the previous shareholders of Technoprises Ltd., Apros & Chay Ltd., (currently named “TechnoCross Ltd.”, i.e.: Apros & Chay MB Ltd. and/or TCM founding group) shall be entitled to invest in the Company under terms identical to the terms of the Securities Purchase Agreement, dated April 16, 2004, between the Company and several new investors led by Stonestreet LP (pursuant to which the Company raised aggregate investments of $2,250,0000 in consideration for Ordinary Shares of the Company, at a price of $0.1 per share, and warrants to purchase Ordinary Shares of the Company, the “SPA”), within a period of six months following closing date of the SPA (i.e. by November, 2004), up to such amounts which will enable such shareholders to maintain their respective pro-rata shareholdings in the Company, as of prior to the Closing of the SPA.

The Company’s Audit Committee and Board of Directors approved the above resolution.

The above resolution requires the affirmative vote of more than fifty percent (50%) of the shares represented at the Meeting, present in person or by proxy, and voting thereon, provided that/; (i) at least 1/3 of the votes in favor of the resolution are of shareholders who are not Controlling Shareholders (as such term is defined in the Law) (abstained votes shall not be counted for such purpose) (“the Non Controlling Shareholders Present”); or (ii) the aggregate votes against the resolution out of the Non Controlling Shareholders Present shall not exceed 1% of the aggregate voting rights in the Company.

Proposal 9

To ratify and approve that the previous shareholders of Technoprises Ltd., Apros & Chay Ltd., (currently named “TechnoCross Ltd.”, i.e.: Apros & Chay MB Ltd. and/or TCM founding group) shall be entitled to participate in the Convertible Note Round of the Company under terms identical to the terms of the Note Agreement, dated July 2004, between the Company and several new investors led by Duncan Capital (pursuant to which the Company will raise aggregate investments of up to $2,000,0000 in consideration for Convertible Note to be converted into Ordinary Shares of the Company, at a price of $0.1 per share, and relative 75% coverage warrants to purchase Ordinary Shares of the Company, the “Note Agreement”), within a period of six months following the last closing date of the Note Agreement (i.e. by not later than November, 2004), up to such amounts which will enable such shareholders to maintain their respective pro-rata shareholdings in the Company, as of prior to the Closing of such Convertible Note Round.

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The Company’s Audit Committee and Board of Directors approved the above resolution.

The above resolution requires the affirmative vote of more than fifty percent (50%) of the shares represented at the Meeting, present in person or by proxy, and voting thereon, provided that/; (i) at least 1/3 of the votes in favor of the resolution are of shareholders who are not Controlling Shareholders (as such term is defined in the Law) (abstained votes shall not be counted for such purpose) (“the Non Controlling Shareholders Present”); or (ii) the aggregate votes against the resolution out of the Non Controlling Shareholders Present shall not exceed 1% of the aggregate voting rights in the Company.

Proposal 10

To ratify and approve that to the extent permitted under the law and the Company’s Articles of Association, the Company will indemnify, defend, and hold its directors and officers harmless, in advance or retroactively, for any liability or expenses imposed upon them as a result of their performance as officers and/or directors of the Company, by action or by omission, with respect to the following types of events:

(a)   Any financial liability imposed on a director and/or officer of the Company by a judgment, including a judgment effecting a compromise and an arbitration award approved by court, including with respect to the following events: (1) Financial claim of any of the following: (i) any shareholder or other securities holder of the Company and their respective successors and assigns; (ii) any of the Company’s clients, or suppliers; (iii) any party to a contract or other engagement with the Company; (iv) any governmental or municipal institutes and legal authorities. (2) Liability resulting from any representations made by or on behalf of the Company to any third party, including but not limited to any representations included in a prospectus of the Company, an agreement which the Company is party to or any other document. (3) Claims regarding negligence in conducting the Company’s business. (4) Claims regarding the Company’s value. (5) Claims regarding breach of confidence obligations. (6) Claims regarding pecuniary and non-pecuniary damages of third parties.

(b)   Reasonable legal expenses, including lawyer’s fees, incurred by a director and/or officer of the Company in connection to any legal procedure brought against him by the Company or in the name of the Company or by any other person and/or entity, or with connection to a criminal proceeding in which such director and/or officer was acquitted.

(c)   Any other liability or expense for which the identification of a director and/or officer is precluded under the law.

(d)   To further ratify approve and authorize the Company to purchase a directors and officers liability insurance, which may cover the maximal events allowed under the law, including a retroactive insurance coverage for previous directors and offices of the Company (to the extent such insurance policy is located).

The Company’s Audit Committee and Board of Directors approved the above resolution.

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The above resolution requires the affirmative vote of more than fifty percent (50%) of the shares represented at the Meeting and voting thereon.

Proposal 11

TechnoCross Ltd. (“TechoCross”), a fully owned by the Company, which is the sole shareholder of Telem Atik Cross-Media (“TCM”), has entered into Exclusive License Agreement with Unicorp Ltd. (“Unicorp”) and Cat4view Ltd. (“Cat4view”), dated February 18, 2004 (the “Agreement”), pursuant to which TechnoCross received an exclusive license to the Watchow portal. Under the Agreement Unicorp had an option to decide that instead of royalties, which may be due to Unicorp and Cat4view under the Agreement (the “Royalties”), each of Unicorp and Cat4view will be issued with Ordinary shares of TCM, representing 17% and 3% respectively of the outstanding share capital of TCM (the “TCM Shares”).

Unicorp is a Company controlled by Prosper Abitbol, the Company’s Chairman and CEO. Cat4view is a company controlled by Avigdor Olshansky, TCM’s CEO and a shareholder of the Company.

TechnoCross and TCM received a notice from Unicorp, dated July 25, 2004, pursuant to which Unicorp decided that Unicorp and Cat4view will receive TCM Shares instead of the right for Royalties.

The Company, Unicorp and Cat4view wish to exchange the TCM Shares into shares of the Company, so that TCM will remain a wholly owned subsidiary of the Company (through TechnoCross).

To ratify and approve that instead of the TCM Shares, Unicorp and Cat4view will be allotted with Ordinary Shares of the Company, having the same value as the TCM Shares at the date of issuance (“Company Shares”). The actual amount of Company Shares, which will be allotted to UniCorp and Cat4view instead of the TCM Shares will be determined based on a value assessment of TCM and the Company, which will be performed by an independent third party.

The Company’s Audit Committee and Board of Directors approved the above resolution.

The above resolution requires the affirmative vote of more than fifty percent (50%) of the shares represented at the Meeting, present in person or by proxy, and voting thereon, provided that/; (i) at least 1/3 of the votes in favor of the resolution are of shareholders who are not Controlling Shareholders (as such term is defined in the Law) (abstained votes shall not be counted for such purpose) (“the Non Controlling Shareholders Present”); or (ii) the aggregate votes against the resolution out of the Non Controlling Shareholders Present shall not exceed 1% of the aggregate voting rights in the Company.

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Proposal 12

To review and discuss the Company’s consolidated financial statements for the year ended on December 31, 2003.

Your Board of Directors recommends that you vote "FOR" all proposals above detailed.

Shareholders of record at the close of business on August 16, 2004 (the “Record Date”) will be entitled to notice of, and to vote at the meeting.

Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible.

Shareholders on the Record Date alone shall be eligible to vote at the Meeting or at any adjournments thereof.

Each Ordinary Share entitles the holder thereof to vote on all of the proposals put to the vote.

Your vote is important regardless of the number of Company shares you own. Accordingly, you are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors

TECHNOPRISES LTD.
Prosper Abitbol,
Chairman
Date: August 16, 2004

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PROXY STATEMENT
________________

TECHNOPRISES LTD.

(Formerly known as BVR Technologies Ltd.)

12 Raoul Wallenberg St.

Tel Aviv, Israel

Telephone: 972-3-7665100

Fax: 972-3-6444207
________________

ANNUAL MEETING OF SHAREHOLDERS
September 13, 2004

The enclosed proxy is being solicited by the board of directors (the "Board of Directors") of Technoprises Ltd. (the "Company" or "Technoprises") for use at the Company's Annual Meeting of Shareholders (the "Meeting") to be held on Monday, September 13, 2004, at 5:00 p.m. (local time) or at any adjournment thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, non par value each, of the Company (the "Ordinary Shares") covered thereby in accordance with the directions of the shareholders executing the proxy; in the absence of such instructions, the Ordinary Shares represented thereby will be voted for the proposals put to the vote.

The Proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. The Company expects to solicit proxies by mail and to mail this proxy statement and the enclosed form of proxy to shareholders on or about August 17, 2004. The Company may also solicit proxies by telephone, facsimile and personal interview.

The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by the Company.

The shareholders of record at the close of business on August 16, 2004 (the “Record Date”) will be entitled to vote at the Meeting or any adjournment thereof. A shareholder who wishes to vote at the Meeting by proxy shall deliver a proxy to the offices of the Company no later than 24 hours before the time appointed for the Meeting or any adjournment thereof. A form of proxy is attached for use in voting by proxy in accordance with the foregoing.

Two shareholders who hold or represent together at least 25% of the voting rights of the issued share capital of the Company, present in person or by proxy, shall constitute a quorum for the resolutions. If, within half an hour from the time appointed for the holding of the Meeting, a quorum is not present, the Meeting shall be adjourned to the same day in the next week at the same time and place or any other time and place as the Board of Directors of the Company shall designate and state in a notice to the shareholders, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding a meeting, any two shareholders present in person or by proxy shall constitute a quorum.

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Proposal 1 – Appointment of Prosper Abitbol as the Company’s Chief Executive Officer
The shareholders of the Company are requested to adopt the following resolution:

To ratify and approve the appointment of Prosper Abitbol (“Prosper”), the Company’s Chairman, as the Company’s Chief Executive Officer, to the maximal period allowed under the Israeli Companies Law-1999 (the “Law”).

The Company’s Audit Committee and Board of Directors approved the above resolution.

The above resolution requires the affirmative vote of more than fifty percent (50%) of the shares represented at the Meeting, present in person or by proxy, and voting thereon, provided that at least 1/3 of the votes in favor of the resolution are of shareholders who are not Controlling Shareholders (as such term is defined in the Law) (abstained votes shall not be counted for such purpose) (“the Non Controlling Shareholders Present”) (the abstained votes shall not be counted for such purpose).

The Board of Directors recommends that the shareholders vote "FOR" this Proposal.

Proposal 2 – CEO Employment Agreement

The shareholders of the Company are requested to adopt the following resolution:

To ratify, approve and authorize the Company to enter into an employment agreement with Prosper, pursuant to which Prosper will serve as the Company’s CEO and will be entitled to a monthly salary and other benefits at an aggregate monthly employment cost to the Company of $12,500 (to be paid against a tax invoice). Such employment costs will be paid effective as of June 20, 2004; provided however, that the monthly compensation shall not exceed $,8000 until such time as the Company shall have completed the registration of the ordinary shares that were sold to investors in March and April 2004. Prosper will be paid the deferred amounts retroactively following the completion of the above mentioned shares' registration by cash or shares as will be decided by the Board of Directors based on the Company's cash flow.

The Company’s Audit Committee and Board of Directors approved the above resolution.

The above resolution requires the affirmative vote of more than fifty percent (50%) of the shares represented at the Meeting, present in person or by proxy, and voting thereon, provided that/; (i) at least 1/3 of the votes in favor of the resolution are of shareholders who are not Controlling Shareholders (as such term is defined in the Law) (abstained votes shall not be counted for such purpose) (“the Non Controlling Shareholders Present”); or (ii) the aggregate votes against the resolution out of the Non Controlling Shareholders Present shall not exceed 1% of the aggregate voting rights in the Company.

The Board of Directors recommends that the shareholders vote "FOR" this Proposal.

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Proposal 3 – President Employment Agreement
The shareholders of the Company are requested to adopt the following resolution:

To authorize the Company to enter into an employment agreement with Adam Ofek (“Adam”), pursuant to which Adam will serve as the Company’s President and will be entitled to a monthly salary and other benefits at an aggregate employment cost to the Company of $10,000 (to be paid against a tax invoice). Such employment costs will be paid effective as of June 20, 2004; provided however, that the monthly compensation shall not exceed $6,500 until such time as the Company shall have completed the registration of the ordinary shares that were sold to investors in March and April 2004. Adam will be paid the deferred amounts retroactively following the completion of the above mentioned shares' registration by cash or shares as will be decided by the Board of Directors based on the Company's cash flow.

The Company’s Audit Committee and Board of Directors approved the above resolution.

The above resolution requires the affirmative vote of more than fifty percent (50%) of the shares represented at the Meeting, present in person or by proxy, and voting thereon, provided that/; (i) at least 1/3 of the votes in favor of the resolution are of shareholders who are not Controlling Shareholders (as such term is defined in the Law) (abstained votes shall not be counted for such purpose) (“the Non Controlling Shareholders Present”); or (ii) the aggregate votes against the resolution out of the Non Controlling Shareholders Present shall not exceed 1% of the aggregate voting rights in the Company.

The Board of Directors recommends that the shareholders vote "FOR" this Proposal.

Proposal 4 – Management Fees of the Company’s Chairman

The shareholders of the Company are requested to adopt the following resolution:

To ratify and approve payment of monthly management fees to the Company’s Chairman at the aggregate amount of $5,000 (the “Chairman Management Fees”), commencing as of June 2004. The Chairman Management Fees are allocated as follows: $2,500 for the services as the Chairman of the Company, $1,000 as for the services as the Chairman of TCM, $1,000 for the services as Chairman of EVR and $500 for the services as Chairman of Araneo (which will be effective only following an appointment as Chairman of Araneo). The Audit Committee and the Board of Directors of the company may resolve, based on the Chairman's performance and achievement and the company’s cash flow to increase the Chairman's Management Fees, once every six months and/or to grant bonuses based on achievements.

Payment of the Chairman Management Fees with respect to services related to the subsidiaries will be subject to payment of the respective amounts detailed above to the Company, by the respective subsidiaries listed above. The Chairman Management Fees will be paid effective as of June 20, 2004.

The current Chairman of the Company and all of the abovementioned subsidiaries is Prosper.

The Company’s Audit Committee and Board of Directors approved the above resolution.

The above resolution requires the affirmative vote of more than fifty percent (50%) of the shares represented at the Meeting, present in person or by proxy, and voting thereon, provided that/; (i) at least 1/3 of the votes in favor of the resolution are of shareholders who are not Controlling Shareholders (as such term is defined in the Law) (abstained votes shall not be counted for such purpose) (“the Non Controlling Shareholders Present”); or (ii) the aggregate votes against the resolution out of the Non Controlling Shareholders Present shall not exceed 1% of the aggregate voting rights in the Company.

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The Board of Directors recommends that the shareholders vote "FOR" this Proposal.

Proposal 5 – Management Fees of the Company’s Executive Corporate Director

The shareholders of the Company are requested to adopt the following resolution:

To ratify and approve payment of monthly management fees to the Company’s Executive Corporate Director at the amount of $1,500 (the “Executive Director Management Fees”), commencing as of June 2004. The Audit Committee and the Board of Directors of the Company may resolve, based on the Executive Corporate Director's performance and achievement and the company’s cash flow to increase Executive Corporate director's Management Fees, once every six months and/or to grant bonuses based on achievements.

The current Executive Corporate Director of the Company is Adam.

The Company’s Audit Committee and Board of Directors approved the above resolution.

The above resolution requires the affirmative vote of more than fifty percent (50%) of the shares represented at the Meeting, present in person or by proxy, and voting thereon, provided that/; (i) at least 1/3 of the votes in favor of the resolution are of shareholders who are not Controlling Shareholders (as such term is defined in the Law) (abstained votes shall not be counted for such purpose) (“the Non Controlling Shareholders Present”); or (ii) the aggregate votes against the resolution out of the Non Controlling Shareholders Present shall not exceed 1% of the aggregate voting rights in the Company.

The Board of Directors recommends that the shareholders vote "FOR" this Proposal.

Proposal 6 – Compensation of the Company’s External Directors

The shareholders of the Company are requested to adopt the following resolution:

To ratify and approve that the compensation of the Company’s External Directors – Yossy Zaykovsky (“Yossy”) and Leah Siegel (“Leah”) - shall be paid by the Company based on a Relative Compensation rate set forth in Section 8 (a) of the Israeli Companies Regulations (Rules Regarding Compensation and Expenses for External Director) 2000. The current compensation shall be as follows:

a)	Monthly fee of $750 plus VAT (if applicable).

b)	$300 plus VAT (if applicable) for every Board or Audit Committee meeting in which the External Director participates.

c)	Upon finalization and approval of the Company's Option Plan by the Board, each of the External Directors of the company will be granted with 520,000 options to purchase Ordinary Shares of the Company, with a three-year vesting period. These granted Options will be based on the terms of the Company's Option Plan.

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The Company’s Audit Committee and Board of Directors approved the above resolution.

The above resolution requires the affirmative vote of more than fifty (50%) of the shares represented at the Meeting, in person or by proxy, and voting thereon.

The Board of Directors recommends that the shareholders vote "FOR" this Proposal.

Proposal 7 – Compensation to the Company’s Independent Directors

The shareholders of the Company are requested to adopt the following resolution:

To ratify and approve that the compensation to be paid by the Company to the Company’s Independent Directors and any other directors excluding Prosper, Adam or the External Directors, in consideration for their services as directors of the company shall be as follows (i.e. currently: Jerry Cahn (“Jerry”), Michel Habib (“Michel”) & Stephen J. Kohn (“Stephen”):

a)	Monthly fees of $750 plus VAT (if applicable).

b)	$300 plus VAT (if applicable) for every Board or Audit Committee meeting in which a director participates.

c)	Upon finalization and approval of the Company's Option Plan by the Board, each of the abovementioned directors and the Secretary of the company will be granted with 520,000 options to purchase Ordinary Shares of the Company, with a three-year vesting period. Such options will be granted under the terms of the Company's Option Plan and only following its approval.

The Company’s Audit Committee and Board of Directors approved the above resolution.

The above resolution requires the affirmative vote of more than fifty (50%) of the shares represented at the Meeting, in person or by proxy, and voting thereon.

The Board of Directors recommends that the shareholders vote "FOR" this Proposal.

Proposal 8 – Participation in Investment Round

The shareholders of the Company are requested to adopt the following resolution:

To ratify and approve that the previous shareholders of Technoprises Ltd., Apros & Chay Ltd., (currently named “TechnoCross Ltd.”, i.e.: Apros & Chay MB Ltd. and/or TCM founding group) shall be entitled to invest in the Company under terms identical to the terms of the Securities Purchase Agreement, dated April 16, 2004, between the Company and several new investors led by Stonestreet LP (pursuant to which the Company raised aggregate investments of $2,250,0000 in consideration for Ordinary Shares of the Company, at a price of $0.1 per share, and warrants to purchase Ordinary Shares of the Company, the “SPA”), within a period of six months following closing date of the SPA (i.e. by November, 2004), up to such amounts which will enable such shareholders to maintain their respective pro-rata shareholdings in the Company, as of prior to the Closing of the SPA.

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The Company’s Audit Committee and Board of Directors approved the above resolution.

The above resolution requires the affirmative vote of more than fifty percent (50%) of the shares represented at the Meeting, present in person or by proxy, and voting thereon, provided that/; (i) at least 1/3 of the votes in favor of the resolution are of shareholders who are not Controlling Shareholders (as such term is defined in the Law) (abstained votes shall not be counted for such purpose) (“the Non Controlling Shareholders Present”); or (ii) the aggregate votes against the resolution out of the Non Controlling Shareholders Present shall not exceed 1% of the aggregate voting rights in the Company.

The Board of Directors recommends that the shareholders vote "FOR" this Proposal.

Proposal 9 – Participation in Convertible Note Round

The shareholders of the Company are requested to adopt the following resolution:

To ratify and approve that the previous shareholders of Technoprises Ltd., Apros & Chay Ltd., (currently named “TechnoCross Ltd.”, i.e.: Apros & Chay MB Ltd. and/or TCM founding group) shall be entitled to participate in the Convertible Note Round of the Company under terms identical to the terms of the Note Agreement, dated July 2004, between the Company and several new investors led by Duncan Capital (pursuant to which the Company will raise aggregate investments of up to $2,000,0000 in consideration for Convertible Note to be converted into Ordinary Shares of the Company, at a price of $0.1 per share, and relative 75% coverage warrants to purchase Ordinary Shares of the Company, the “Note Agreement”), within a period of six months following the last closing date of the Note Agreement (i.e. by not later than November, 2004), up to such amounts which will enable such shareholders to maintain their respective pro-rata shareholdings in the Company, as of prior to the Closing of such Convertible Note Round.

The Company’s Audit Committee and Board of Directors approved the above resolution.

The above resolution requires the affirmative vote of more than fifty percent (50%) of the shares represented at the Meeting, present in person or by proxy, and voting thereon, provided that/; (i) at least 1/3 of the votes in favor of the resolution are of shareholders who are not Controlling Shareholders (as such term is defined in the Law) (abstained votes shall not be counted for such purpose) (“the Non Controlling Shareholders Present”); or (ii) the aggregate votes against the resolution out of the Non Controlling Shareholders Present shall not exceed 1% of the aggregate voting rights in the Company.

The Board of Directors recommends that the shareholders vote "FOR" this Proposal.

Proposal 10 – Indemnity of Directors and Officers

The shareholders of the Company are requested to adopt the following resolution:

To ratify and approve that to the extent permitted under the law and the Company’s Articles of Association, the Company will indemnify, defend, and hold its directors and officers harmless, in advance or retroactively, for any liability or expenses imposed upon them as a result of their performance as officers and/or directors of the Company, by action or by omission, with respect to the following types of events:

(a)	Any financial liability imposed on a director and/or officer of the Company by a judgment, including a judgment effecting a compromise and an arbitration award approved by court, including with respect to the following events: (1) Financial claim of any of the following: (i) any shareholder or other securities holder of the Company and their respective successors and assigns; (ii) any of the Company’s clients, or suppliers; (iii) any party to a contract or other engagement with the Company; (iv) any governmental or municipal institutes and legal authorities. (2) Liability resulting from any representations made by or on behalf of the Company to any third party, including but not limited to any representations included in a prospectus of the Company, an agreement which the Company is party to or any other document. (3) Claims regarding negligence in conducting the Company’s business. (4) Claims regarding the Company’s value. (5) Claims regarding breach of confidence obligations. (6) Claims regarding pecuniary and non-pecuniary damages of third parties.

17

(b)	Reasonable legal expenses, including lawyer’s fees, incurred by a director and/or officer of the Company in connection to any legal procedure brought against him by the Company or in the name of the Company or by any other person and/or entity, or with connection to a criminal proceeding in which such director and/or officer was acquitted.

(c)	Any other liability or expense for which the identification of a director and/or officer is precluded under the law.

(d)	To further ratify approve and authorize the Company to purchase a directors and officers liability insurance, which may cover the maximal events allowed under the law, including a retroactive insurance coverage for previous directors and offices of the Company (to the extent such insurance policy is located).

The Company’s Audit Committee and Board of Directors approved the above resolution.

The above resolution requires the affirmative vote of more than fifty percent (50%) of the shares represented at the Meeting and voting thereon

The Board of Directors recommends that the shareholders vote "FOR" this Proposal.

Proposal 11 – Unicorp Share Swap

The shareholders of the Company are requested to adopt the following resolution:

TechnCross Ltd. (“TechoCross”), a fully owned by the Company, which is the sole shareholder of Telem Atik Cross-Media (“TCM”), has entered into Exclusive License Agreement with Unicorp Ltd. (“Unicorp”) and Cat4view Ltd. (“Cat4view”), dated February 18, 2004 (the “Agreement”), pursuant to which TechnoCross received an exclusive license to the Watchow portal. Under the Agreement Unicorp had an option to decide that instead of royalties, which may be due to Unicorp and Cat4view under the Agreement (the “Royalties”), each of Unicorp and Cat4view will be issued with Ordinary shares of TCM, representing 17% and 3% respectively of the outstanding share capital of TCM (the “TCM Shares”).

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Unicorp is a Company controlled by Prosper Abitbol, the Company’s Chairman and CEO. Cat4view is a company controlled by Avigdor Olshansky, TCM’s CEO and a shareholder of the Company.

TechnoCross and TCM received a notice from Unicorp, dated July 25, 2004, pursuant to which Unicorp decided that Unicorp and Cat4view will receive TCM Shares instead of the right for Royalties.

The Company, Unicorp and Cat4view wish to exchange the TCM Shares into shares of the Company, so that TCM will remain a wholly owned subsidiary of the Company (through TechnoCross).

To ratify and approve that instead of the TCM Shares, Unicorp and Cat4view will be allotted with Ordinary Shares of the Company, having the same value as the TCM Shares at the date of issuance (“Company Shares”). The actual amount of Company Shares, which will be allotted to UniCorp and Cat4view instead of the TCM Shares will be determined based on a value assessment of TCM and the Company, which will be performed by an independent third party.

The Company’s Audit Committee and Board of Directors approved the above resolution.

The above resolution requires the affirmative vote of more than fifty percent (50%) of the shares represented at the Meeting, present in person or by proxy, and voting thereon, provided that/; (i) at least 1/3 of the votes in favor of the resolution are of shareholders who are not Controlling Shareholders (as such term is defined in the Law) (abstained votes shall not be counted for such purpose) (“the Non Controlling Shareholders Present”); or (ii) the aggregate votes against the resolution out of the Non Controlling Shareholders Present shall not exceed 1% of the aggregate voting rights in the Company.

The Board of Directors recommends that the shareholders vote "FOR" this Proposal.

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PROXY

TECHNOPRISES LTD.

(Formerly known as BVR Technologies Ltd.)

For the Annual General Meeting of Shareholders to be held on

September 13, 2004

The undersigned shareholder of Technoprises Ltd. (the "Company") hereby appoints Prosper Abitbol or Adam Ofek, with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company, 12 Raoul Wallenberg St., Tel-Aviv, on Monday, September 13, 2004 at 5:00 p.m. (local time), and all adjournments and postponements thereof.

Proposal 1 – Appointment of Prosper Abitbol as the Company’s Chief Executive Officer

To ratify and approve the appointment of Prosper Abitbol (“Prosper”), the Company’s Chairman, as the Company’s Chief Executive Officer, to the maximal period allowed under the Israeli Companies Law-1999 (the “Law”).
o FOR	o AGAINST	o ABSTAIN

Proposal 2 – CEO Employment Agreement

To ratify, approve and authorize the Company to enter into an employment agreement with Prosper, pursuant to which Prosper will serve as the Company’s CEO and will be entitled to a monthly salary and other benefits at an aggregate monthly employment cost to the Company of $12,500 (to be paid against a tax invoice). Such employment costs will be paid effective as of June 20, 2004; provided however, that the monthly compensation shall not exceed $8,000 until such time as the Company shall have completed the registration of the ordinary shares that were sold to investors in March and April 2004. Prosper will be paid the deferred amounts retroactively following the completion of the above mentioned shares' registration by cash or shares as will be decided by the Board of Directors based on the Company's cash flow.

o FOR	o AGAINST	o ABSTAIN

Proposal 3 – President Employment Agreement

To authorize the Company to enter into an employment agreement with Adam Ofek (“Adam”), pursuant to which Adam will serve as the Company’s President and will be entitled to a monthly salary and other benefits at an aggregate employment cost to the Company of $10,000 (to be paid against a tax invoice). Such employment costs will be paid effective as of June 20, 2004; provided however, that the monthly compensation shall not exceed $6,500 until such time as the Company shall have completed the registration of the ordinary shares that were sold to investors in March and April 2004. Adam will be paid the deferred amounts retroactively following the completion of the above mentioned shares' registration by cash or shares as will be decided by the Board of Directors based on the Company's cash flow.

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o FOR	o AGAINST	o ABSTAIN

Proposal 4 – Management Fees of the Company’s Chairman

To ratify and approve payment of monthly management fees to the Company’s Chairman at the aggregate amount of $5,000 (the “Chairman Management Fees”), commencing as of June 2004. The Chairman Management Fees are allocated as follows: $2,500 for the services as the Chairman of the Company, $1,000 as for the services as the Chairman of TCM, $1,000 for the services as Chairman of EVR and $500 for the services as Chairman of Araneo (which will be effective only following an appointment as Chairman of Araneo). The Audit Committee and the Board of Directors of the company may resolve, based on the Chairman's performance and achievement and the company’s cash flow to increase the Chairman's Management Fees, once every six months and/or to grant bonuses based on achievements.

Payment of the Chairman Management Fees with respect to services related to the subsidiaries will be subject to payment of the respective amounts detailed above to the Company, by the respective subsidiaries listed above. The Chairman Management Fees will be paid effective as of June 20, 2004.

The current Chairman of the Company and all of the abovementioned subsidiaries is Prosper.

o FOR	o AGAINST	o ABSTAIN

Proposal 5 – Management Fees of the Company’s Executive Corporate Director

To ratify and approve payment of monthly management fees to the Company’s Executive Corporate Director at the amount of $1,500 (the “Executive Director Management Fees”), commencing as of June 2004. The Audit Committee and the Board of Directors of the Company may resolve, based on the Executive Corporate Director's performance and achievement and the company’s cash flow to increase Executive Corporate director's Management Fees, once every six months and/or to grant bonuses based on achievements.

The current Executive Corporate Director of the Company is Adam.

o FOR	o AGAINST	o ABSTAIN

Proposal 6 – Compensation of the Company’s External Directors

To ratify and approve that the compensation of the Company’s External Directors – Yossy Zaykovsky (“Yossy”) and Leah Siegel (“Leah”) - shall be paid by the Company based on a Relative Compensation rate set forth in Section 8 (a) of the Israeli Companies Regulations (Rules Regarding Compensation and Expenses for External Director) 2000. The current compensation shall be as follows:

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a)   Monthly fee of $750 plus VAT (if applicable).

b)   $300 plus VAT (if applicable) for every Board or Audit Committee meeting in which the External Director participates.

c)   Upon finalization and approval of the Company's Option Plan by the Board, each of the External Directors of the company will be granted with 520,000 options to purchase Ordinary Shares of the Company, with a three-year vesting period. These granted Options will be based on the terms of the Company's Option Plan.

o FOR	o AGAINST	o ABSTAIN

Proposal 7 – Compensation of the Company’s Independent Directors

To ratify and approve that the compensation to be paid by the Company to the Company’s Independent Directors and any other directors excluding Prosper, Adam or the External Directors, in consideration for their services as directors of the company shall be as follows (i.e. currently: Jerry Cahn (“Jerry”), Michel Habib (“Michel”) & Stephen J. Kohn (“Stephen”):

a)   Monthly fees of $750 plus VAT (if applicable).

b)   $300 plus VAT (if applicable) for every Board or Audit Committee meeting in which a director participates.

c)   Upon finalization and approval of the Company's Option Plan by the Board, each of the abovementioned directors and the Secretary of the company will be granted with 520,000 options to purchase Ordinary Shares of the Company, with a three-year vesting period. Such options will be granted under the terms of the Company's Option Plan and only following its approval.

o FOR	o AGAINST	o ABSTAIN

Proposal 8 – Participation in Investment Round

To ratify and approve that the To ratify and approve that the previous shareholders of Technoprises Ltd., Apros & Chay Ltd., (currently named “TechnoCross Ltd.”, i.e.: Apros & Chay MB Ltd. and/or TCM founding group) shall be entitled to invest in the Company under terms identical to the terms of the Securities Purchase Agreement, dated April 16, 2004, between the Company and several new investors led by Stonestreet LP (pursuant to which the Company raised aggregate investments of $2,250,0000 in consideration for Ordinary Shares of the Company, at a price of $0.1 per share, and warrants to purchase Ordinary Shares of the Company, the “SPA”), within a period of six months following closing date of the SPA (i.e. by November, 2004), up to such amounts which will enable such shareholders to maintain their respective pro-rata shareholdings in the Company, as of prior to the Closing of the SPA.

o FOR	o AGAINST	o ABSTAIN

Proposal 9 – Participation in Convertible Note Round
To ratify and approve that the previous shareholders of Technoprises Ltd., Apros & Chay Ltd., (currently named “TechnoCross Ltd.”, i.e.: Apros & Chay MB Ltd. and/or TCM founding group) shall be entitled to participate in the Convertible Note Round of the Company under terms identical to the terms of the Note Agreement, dated July 2004, between the Company and several new investors led by Duncan Capital (pursuant to which the Company will raise aggregate investments of up to $2,000,0000 in consideration for Convertible Note to be converted into Ordinary Shares of the Company, at a price of $0.1 per share, and relative 75% coverage warrants to purchase Ordinary Shares of the Company, the “Note Agreement”), within a period of six months following the last closing date of the Note Agreement (i.e. by not later than November, 2004), up to such amounts which will enable such shareholders to maintain their respective pro-rata shareholdings in the Company, as of prior to the Closing of such Convertible Note Round.

22

o FOR	o AGAINST	o ABSTAIN

Proposal 10– Indemnity of Directors and Officers

To ratify and approve that to the extent permitted under the law and the Company’s Articles of Association, the Company will indemnify, defend, and hold its directors and officers harmless, in advance or retroactively, for any liability or expenses imposed upon them as a result of their performance as officers and/or directors of the Company, by action or by omission, with respect to the following types of events:

(a)   Any financial liability imposed on a director and/or officer of the Company by a judgment, including a judgment effecting a compromise and an arbitration award approved by court, including with respect to the following events: (1) Financial claim of any of the following: (i) any shareholder or other securities holder of the Company and their respective successors and assigns; (ii) any of the Company’s clients, or suppliers; (iii) any party to a contract or other engagement with the Company; (iv) any governmental or municipal institutes and legal authorities. (2) Liability resulting from any representations made by or on behalf of the Company to any third party, including but not limited to any representations included in a prospectus of the Company, an agreement which the Company is party to or any other document. (3) Claims regarding negligence in conducting the Company’s business. (4) Claims regarding the Company’s value. (5) Claims regarding breach of confidence obligations. (6) Claims regarding pecuniary and non-pecuniary damages of third parties.

(b)   Reasonable legal expenses, including lawyer’s fees, incurred by a director and/or officer of the Company in connection to any legal procedure brought against him by the Company or in the name of the Company or by any other person and/or entity, or with connection to a criminal proceeding in which such director and/or officer was acquitted.

(c)   Any other liability or expense for which the identification of a director and/or officer is precluded under the law.

(d)   To further ratify approve and authorize the Company to purchase a directors and officers liability insurance, which may cover the maximal events allowed under the law, including a retroactive insurance coverage for previous directors and offices of the Company (to the extent such insurance policy is located).

o FOR	o AGAINST	o ABSTAIN

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Proposal 11 – Unicorp Share Swap

TechnCross Ltd. (“TechoCross”), a fully owned by the Company, which is the sole shareholder of Telem Atik Cross-Media (“TCM”), has entered into Exclusive License Agreement with Unicorp Ltd. (“Unicorp”) and Cat4view Ltd. (“Cat4view”), dated February 18, 2004 (the “Agreement”), pursuant to which TechnoCross received an exclusive license to the Watchow portal. Under the Agreement Unicorp had an option to decide that instead of royalties, which may be due to Unicorp and Cat4view under the Agreement (the “Royalties”), each of Unicorp and Cat4view will be issued with Ordinary shares of TCM, representing 17% and 3% respectively of the outstanding share capital of TCM (the “TCM Shares”).

Unicorp is a Company controlled by Prosper Abitbol, the Company’s Chairman and CEO. Cat4view is a company controlled by Avigdor Olshansky, TCM’s CEO and a shareholder of the Company.

TechnoCross and TCM received a notice from Unicorp, dated July 25, 2004, pursuant to which Unicorp decided that Unicorp and Cat4view will receive TCM Shares instead of the right for Royalties.

The Company, Unicorp and Cat4view wish to exchange the TCM Shares into shares of the Company, so that TCM will remain a wholly owned subsidiary of the Company (through TechnoCross).

To ratify and approve that instead of the shares, Unicorp and Cat4view will be allotted with Ordinary Shares of the Company, having the same value as the TCM Shares at the date of issuance (“Company Shares”). The actual amount of Company Shares, which will be allotted to UniCorp and Cat4view instead of the TCM Shares will be determined based on a value assessment of TCM and the Company, which will be performed by an independent third party.

o FOR	o AGAINST	o ABSTAIN

This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the Proposal.

The undersigned hereby acknowledges receipt of the Annual General Meeting of the Shareholders and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirm all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

Dated: ___________________, 2004

______________________________
(signature of shareholder)

______________________________
(name of shareholder)

Please mark, date and sign exactly as name(s) appear on this proxy and return the proxy card promptly using the enclosed envelope. If the signer is a corporation, please sign full corporate name by duly authorized officer. Executives, administrators, trustees, etc. should state full title or capacity. Joint owners should each sign.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

901567.3